Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Barbara Cano Breakstone Group 646-452-2334 bcano@breakstone-group.com

STREAM HOLDS ANNUAL GENERAL MEETING
ELECTS 2006 BOARD OF DIRECTORS

WARSAW, Poland, July 27, 2006 – Stream Communications Network & Media Inc. (”Stream”) is pleased to announce that the Annual General Meeting (”AGM”) and Election of the Stream Board of Directors for Year 2006 was successfully held on July 27, 2006.  At the AGM, the following resolutions were made:

1.

The new Board of Directors of Stream for the ensuing year will be comprised of:

Robert Wussler

Iwona Kozak

Jan S. Rynkiewicz

George Harvey-Bathurst, Independent Director

Przemyslaw W. Aussenberg, Independent Director

2.

Officers of the Company will be:

Robert Wussler, Chairman

Iwona Kozak, Secretary

Jan S. Rynkiewicz, President & CEO

3.

The Audit Committee for the ensuing year will be comprised of:

Robert J. Wussler

Jan S. Rynkiewicz

Przemyslaw W. Aussenberg

4.

The Compensation Committee for the ensuing year will be comprised of:

Robert J. Wussler

Jan S. Rynkiewicz

Iwona Kozak

5.

The Corporate Governance Committee for the ensuing year will be comprised of:

Przemyslaw W. Aussenberg

Jan S. Rynkiewicz

Iwona Kozak

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

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